SEC 16001899 ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67245

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BREN VENTURES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 MADISON AVENUE, 26TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON BREN (212) 644-8899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, SUITE 902	NEW YORK		10016
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2016
REGISTRATIONS BRANCH
17

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I JON BREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BREN VENTURES LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

MICHELLE L KATTER
Notary Public - State of New York
NO. 01KA6304948
Qualified in New York County
My Commission Expires Jun 2, 2018

Notary Public

Signature

PRESIDENT & COO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREN VENTURES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015

BREN VENTURES LLC

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bren Ventures LLC

We have audited the accompanying statement of financial condition of Bren Ventures LLC as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Bren Ventures LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bren Ventures LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules number "1" through "4" has been subjected to audit procedures performed in conjunction with the audit of Bren Ventures LLC's financial statements. The supplemental information is the responsibility of Bren Ventures LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17C.F.R.§240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Horowitz & Ullmann, P.C.

New York, NY
February 18, 2016

BREN VENTURES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS	
Cash	$ 43,658
Accounts receivable	19,677
Prepaid expenses	1,174
Total current assets	64,509
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $6,232	553
TOTAL ASSETS	$ 65,062

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 17,247
MEMBER'S EQUITY	47,815
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 65,062

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Fee income	$ 199,108
EXPENSES	
Travel	67,958
Professional and registration fees	63,322
Medical insurance	29,164
Meals and entertainment	26,896
Rent	6,000
Telephone	4,317
Office services	2,000
Office expenses	1,365
Insurance	680
Depreciation expense	675
Total expenses	202,377
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(3,269)
PROVISION FOR INCOME TAXES	682
NET LOSS FOR THE YEAR	$ (3,951)

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (3,951)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation expense	675
Changes in assets and liabilities:	
Decrease in accounts receivable	79,882
Increase in prepaid expenses	(6)
Decrease in accrued expenses	(1,965)
Decrease in current income taxes payable	(9,318)
Total adjustments	69,268
Net cash provided by operating activities	65,317
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(105,000)
Contribution from member	10,000
Net cash used for financing activities	(95,000)
NET DECREASE IN CASH	(29,683)
CASH – beginning of year	73,341
CASH – end of year	$ 43,658

SUPPLEMENTAL DISCLOSURES	
Cash paid for:	
Income taxes	$ 10,000

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

MEMBER'S EQUITY – beginning of year	$ 146,766
NET LOSS FOR THE YEAR	(3,951)
CONTRIBUTIONS FROM MEMBER	10,000
DISTRIBUTIONS TO MEMBER	(105,000)
MEMBER'S EQUITY – end of year	$ 47,815

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Bren Ventures LLC, a single member limited liability company (the "Company"), was organized on December 27, 2004 under the laws of the State of Delaware. It is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates as a placement agent by making introductions to institutional investors on behalf of hedge fund managers. It receives fees for making these introductions if the investors make investments with the hedge fund managers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
The Company receives a percentage of the fees earned by the hedge fund managers based upon their performance and subject to certain benchmarks. Revenues are recorded on a quarterly basis when earned by the hedge fund managers.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Depreciation:
Property and equipment are depreciated over their estimated useful lives using the straight-line method.

Subsequent events:
Management has evaluated subsequent events through February 18, 2016, which is the date the financial statements were available to be issued.

3. ACCOUNTS RECEIVABLE

The Company records accounts receivable for fees earned but not received as of December 31, 2015. It has not recorded any provision for doubtful accounts because management believes that the accounts receivable will be fully collected.

4. INCOME TAXES

Members of a limited liability company are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in the financial statements

The Company is subject to New York City Unincorporated Business Taxes. The provision for income tax for the year ended December 31, 2015 is as follows:

Current	$682
Deferred	-
Total	$682

The Company's income tax returns for 2013, 2014, and 2015 are subject to examination by tax authorities, generally for three years after they were filed.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2015, the Company's net capital exceeds such capital requirements by $21,411, and the ratio of aggregate indebtedness ($17,247) to net capital ($26,411) is .6530 to 1.

6. OPERATING LEASE OBLIGATION

The Company conducts its operations from an office that is leased from a related party under a sublease agreement on a month-to-month basis.

7. RELATED PARTY TRANSACTIONS

In addition to leasing one of its offices from a related party, the Company also makes payments to the related sublessor for insurance and office expenses paid on its behalf. The total amount charged by the related party for the aforementioned expenses is $35,962 for the year.

8. CONCENTRATION RISK

All of the Company's revenues are derived from three hedge fund managers.

Schedule "1"

BREN VENTURES LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2015

MEMBER'S EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$ 47,815
Less: Nonallowable assets:	
Accounts receivable	19,677
Equipment (net of accumulated depreciation of $6,232)	553
Prepaid expenses	1,174
NET CAPITAL	26,411
Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	5,000
EXCESS NET CAPITAL	$ 21,411
AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 17,247
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 1,150
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.6530 to 1

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2015

Net Capital, per Form X-17a-5 as of December 31, 2015	$ 26,411
Audit adjustments	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$ 26,411

See independent auditor's report and accompanying notes to financial statements.

Schedule "3"

BREN VENTURES LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2015

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2015.

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2015

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2015.

See independent auditor's report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bren Ventures LLC
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bren Ventures LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bren Ventures LLC claimed an exemption from 17 C.F.R.§240.15c3-3:(k)(2)(i) (the "exemptive provision") and (2) the Company stated that Bren Ventures LLC met the identified exemption provision throughout the most recent fiscal year without exception. Bren Ventures LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Horowitz & Ullmann, P.C.

New York, NY
February 18, 2016

BREN VENTURES LLC
EXEMPTION REPORT PURSUANT TO RULE 15C3-3
YEAR ENDED DECEMBER 31, 2015

Bren Ventures LLC, (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R.§240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R.§240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015 without exception.

Bren Ventures LLC

I, Jonathan Bren, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CCO

February 18, 2016